SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            Second Quarter Financials

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.


Date: May 24,2001         Mr. Gerry A. Racicot
                               President

EIGER TECHNOLOGY, INC. | management review

Management Review

Eiger Technology, Inc. (Eiger) is pleased to announce that second quarter results have improved over the first quarter with flexibility of corporate strategy and outlook being maintained.

The revenue for the second quarter has decreased from $14,378,000 to $5,912,000 while at the same time, management reduced the net loss from $1,158,000 for the quarter ended March 31, 2000 to $458,000 for the quarter ended March 31, 2001. The gross margin for the quarter ended March 31, 2001 improved to 31.5 % vs. 14.6% for the second quarter ended March 31, 2000 due to a reduction in production costs and an increase in higher margin focused products and less emphasis on market share products.

Our cash position is $9,796,000 for future growth and acquisition. Net loss before amortization, and depreciation was $78,000 for the second quarter 2001 vs. $1,158,000 for the second quarter 2000.

Eiger's Korean manufacturing facility, Eiger Net, Inc. has had a difficult quarter ended March 31, 2001. Currently, the order book is improving with a steady economy expected to result in improved quarters during the remainder of calendar 2001.

Eiger's management team continues to aggressively pursue strategic acquisitions and to create long-term shareholder value while building on the solid base created in the year 2000 in the corporation's core operating units.

Eiger continues to make progress towards completion of the proposed acquisition of an equity interest in Nixxo Technologies, Inc. and Standard Telecom America, Inc.

Eiger Technology, Inc.


/s/ G.A. RACICOT               /s/ K. ATTOE

G.A. RACICOT                   K. ATTOE, C.A.
Chief Executive Officer        Chief Financial Officer

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Balance Sheet

-------------------------------------------------------------------------------------
                                                    March 31             September 30
                                                      2001                   2000
-------------------------------------------------------------------------------------
                                                        $                      $
Assets

  Current
  Cash and Marketable Securities                    9,796,000             8,836,000
  Cash Held in Escrow                                      --             4,978,000
  Accounts Receivable                               8,469,000            12,039,000
  Inventories                                       8,897,000            10,878,000
  Prepaid Expenses                                    588,000               686,000
                                                   ----------            ----------

                                                   27,750,000            37,417,000

Future Income Tax Assets                              516,000                    --
Capital                                             4,620,000             4,998,000
Long-term Investments                               8,020,000             4,337,000
Goodwill                                            7,915,000             7,640,000
Other                                               3,069,000             2,753,000
                                                   ----------            ----------

                                                   51,890,000            57,145,000
                                                   ==========            ==========

Liabilities and Shareholders' Equity

  Current
  Bank Indebtedness                                 2,741,000             2,670,000
  Accounts Payable and Accrued Liabilities          5,871,000            11,184,000
  Income Taxes Payable (Recoverable)                 (132,000)               39,000
  Current Portion of Long-term Debt                   120,000               120,000
                                                   ----------            ----------

                                                    8,600,000            14,013,000
                                                   ----------            ----------

Long-term Debt                                      1,140,000             1,488,000
                                                   ----------            ----------

Future Income Tax Liabilities                         178,000                43,000
                                                   ----------            ----------

Non-Controlling Interest                            2,504,000             3,253,000
                                                   ----------            ----------

Shareholders' Equity
  Share Capital                                    41,080,000            38,895,000
  Contributed Surplus                                 217,000               217,000
  Retained Earnings (Deficit)                      (1,829,000)             (764,000)
                                                   ----------            ----------

                                                   39,468,000            38,348,000
                                                   ----------            ----------

                                                   51,890,000            57,145,000
                                                   ==========            ==========

On Behalf of the Board:


          "Gerry Racicot"                 Director
----------------------------------------
           Gerry Racicot


           "Keith Attoe"                  Director
----------------------------------------
            Keith Attoe

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Operations and Retained Earnings

---------------------------------------------------------------------------------------------------------------------------------
For the six months ended March 31                              2001               2000               2001              2000
---------------------------------------------------------------------------------------------------------------------------------
                                                         (Current Quarter)  (Current Quarter)    (Year-to-Date)    (Year-to-Date)
                                                                 $                  $                  $                 $
Sales                                                        5,912,000          14,878,000          15,583,000       33,047,000

Cost of Sales                                                4,050,000          12,708,000          13,953,000       29,170,000
                                                           -----------         -----------         -----------      -----------

Gross Margin                                                 1,862,000           2,170,000           1,630,000        3,877,000
                                                           -----------         -----------         -----------      -----------

Expenses
  Selling, General and Administrative                        2,468,000             850,000           4,829,000        2,176,000
  Amortization of Capital Assets                                80,000              53,000             184,000          152,000
  Amortization of Goodwill and Other Assets                    300,000              52,000             600,000          134,000
  Interest on Long-term Debt                                    18,000              20,000              36,000           32,000
  Other Interest and Bank Charges                              100,000             148,000             188,000          254,000
                                                           -----------         -----------         -----------      -----------

                                                             2,966,000           1,123,000           5,837,000        2,748,000
                                                           -----------         -----------         -----------      -----------

Income (Loss) from Operations                               (1,104,000)          1,047,000          (4,207,000)       1,129,000

Non-recurring Factory Moving Costs                                  --          (1,650,000)                 --       (1,650,000)
Other Income                                                   300,000            (633,000)          1,043,000          117,000
                                                           -----------         -----------         -----------      -----------

Income before Taxes                                           (804,000)         (1,236,000)         (3,164,000)        (404,000)

Provision for Income Taxes                                    (244,000)           (226,000)           (539,000)         (99,000)
                                                           -----------         -----------         -----------      -----------

Income before Non-controlling Interest                        (560,000)         (1,010,000)         (2,625,000)        (305,000)

Non-controlling Interest                                      (102,000)            148,000          (1,560,000)         233,000
                                                           -----------         -----------         -----------      -----------

Net Income (Loss) for the Period                              (458,000)         (1,158,000)         (1,065,000)        (538,000)

Retained Earnings (Deficit), Beginning of Period            (1,371,000)           (190,000)           (764,000)        (401,000)

Subsidiary Dividends Paid to Non-controlling Interest               --                  --                  --         (409,000)

Prior Period Adjustment of Non-controlling Interest                 --             242,000                  --          242,000
                                                           -----------         -----------         -----------      -----------

Retained Earnings (Deficit), End of Period                  (1,829,000)         (1,106,000)         (1,829,000)      (1,106,000)
                                                           ===========         ===========         ===========      ===========

Earnings Per Share:
    Basic                                                        (0.01)              (0.05)              (0.03)           (0.02)
                                                           ===========         ===========         ===========      ===========

    Diluted                                                      (0.01)              (0.05)              (0.03)           (0.02)
                                                           ===========         ===========         ===========      ===========

EIGER TECHNOLOGY, INC.
Unaudited Consolidated Statement of Cash Flows

-----------------------------------------------------------------------------------------
For the six months ended March 31                           2001                  2000
-----------------------------------------------------------------------------------------
                                                              $                     $
Cash Flows From:

Operating Activities
  Net Income (Loss) for the Period                       (1,065,000)             (538,000)
  Items not Involving Cash
    Amortization                                            784,000               286,000
                                                        -----------           -----------

                                                           (281,000)             (252,000)
Changes in Non-cash Operating Accounts
    Accounts Receivable                                   3,570,000            (5,493,000)
    Inventories                                           1,981,000            (4,400,000)
    Prepaid Expenses                                         98,000                44,000
    Accounts Payable                                     (5,313,000)            4,134,000
    Current Income Taxes                                   (171,000)              (42,000)
    Future Income Taxes                                    (381,000)             (298,000)
    Non-controlling Interest                               (749,000)              233,000
                                                        -----------           -----------

                                                         (1,246,000)           (6,074,000)
                                                        -----------           -----------

Investment Activities
  Purchase of Capital Assets                               (521,000)           (1,441,000)
  Non-controlling Interest                                       --             1,611,000
  Long-term Investments                                  (3,683,000)                   --
  Goodwill and Other Assets                                (476,000)           (6,096,000)
                                                        -----------           -----------

                                                         (4,680,000)           (5,926,000)
                                                        -----------           -----------

Financing Activities
  Operating Line of Credit                                   71,000             5,084,000
  Long-term Debt                                           (348,000)                9,000
  Contributed Capital                                            --               570,000
  Common Shares Issued                                      465,000            32,338,000
  Costs Related to Issuance of Share Capital              1,720,000              (565,000)
                                                        -----------           -----------

                                                          1,908,000            37,436,000
                                                        -----------           -----------

Net Cash Flows for the Period                            (4,018,000)           25,436,000

Cash and Cash Equivalents, Beginning of Period           13,814,000              (587,000)
                                                        -----------           -----------

Cash and Cash Equivalents, End of Period                  9,796,000            24,849,000
                                                        ===========           ===========

Cash and Cash Equivalents Represented By:
  Cash and Marketable Securities                          9,796,000            10,182,000
  Cash Held in Escrow                                            --            14,667,000
                                                        -----------           -----------

                                                          9,796,000            24,849,000
                                                        ===========           ===========

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the six months ended March 31, 2001

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP:
--------------------------------------------------------------------------------

Relevant differences between accounting principles generally accepted in Canada (Cdn. GAAP") compared to those principles generally accepted in the United States of America ("U.S. GAAP") are as follows:

U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred. Cdn. GAAP permits the deferral and amortization of these costs when certain conditions are met.

U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to shareholders' equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

APB Oinion 25 permits the intrinsic value based method to be used to measure stock option compensation costs. The intrinsic method is generally used in Canada. In this case, the Company grants stock options at fair market value and no compensation is recognized.

Reconciliations:

                                                                     March 31             March 31
                                                                       2001                 2000
                                                                    ----------           ----------
                                                                         $                    $
Net Income
- per Cdn. GAAP                                                     (1,065,000)            (538,000)

- expense current product development costs                                 --             (164,000)
- expense current organization costs                                        --                   --
- add back amortization of deferred costs                              147,000               45,000
- adjustments to non-controlling interest and future taxes                  --               30,000
- foreign currency translation adjustment                              101,000               65,000
                                                                    ----------           ----------

- per U.S. GAAP                                                       (817,000)            (562,000)

Comprehensive item - foreign currency translation                     (101,000)             (65,000)
                                                                    ----------           ----------

Comprehensive Income                                                  (918,000)            (627,000)
                                                                    ==========           ==========

Accumulated Other Comprehensive Items
- per Cdn. GAAP                                                             --                   --

- cumulative foreign currency translation adjustments                 (236,000)             (71,000)
                                                                    ----------           ----------

- per U.S. GAAP                                                       (236,000)             (71,000)
                                                                    ==========           ==========

EIGER TECHNOLOGY, INC.
Notes to the Consolidated Financial Statements
For the six months ended March 31, 2001

--------------------------------------------------------------------------------
Reconciliation to U.S. GAAP - continued:
--------------------------------------------------------------------------------

                                                               March 31             September 30
                                                                 2001                  2000
                                                              -----------           -----------
                                                                   $                     $
Retained Earnings (Deficit)
- End of Period per Cdn. GAAP                                  (1,829,000)             (764,000)

- expense deferred product development costs net of
  portion relating to non-controlling interest                 (1,070,000)           (1,154,000)
- expense deferred organization costs net of portion
  relating to non-controlling interest                           (157,000)             (219,000)
- foreign currency translation adjustments                        206,000               135,000
- future income tax savings related to above                      393,000               447,000
                                                              -----------           -----------

- End of Period per U.S. GAAP                                  (2,457,000)           (1,555,000)
                                                              ===========           ===========

Total Assets
- per Cdn. GAAP                                                51,890,000            57,145,000

- expense deferred product development costs                   (1,353,000)           (1,709,000)
- expense deferred organization costs                            (308,000)             (370,000)
- increase in future income tax assets                            350,000               404,000
                                                              -----------           -----------

- per U.S. GAAP                                                50,579,000            55,470,000
                                                              ===========           ===========